SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KEYON COMMUNICATIONS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

493312201
(CUSIP Number)

Patrick Soon-Shiong
10182 Culver Blvd.
Culver City, CA 90232
(310) 836-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49331220	13D/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS.

California Capital Equity, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,081,734 (See Item 5)
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER

		30,081,734 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,081,734 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

79.2% of the outstanding voting power of the Company (See Item 5)

55.9% of the economic interest of the Company (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 49331220	13D/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS.

Dr. Patrick Soon-Shiong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,081,734 (See Item 5)
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER

		30,081,734 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,081,734 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

79.2% of the outstanding voting power of the Company (See Item 5)

55.9% of the economic interest of the Company (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 49331220	13D/A	Page 4 of 8 Pages

This Amendment No. 2 amends and supplements the Schedule 13D initially filed on behalf of The California Capital Limited Partnership, a California limited partnership (“Cal Cap”), Themba, LLC, a California limited liability company (“Themba LLC”) and Steven H. Hassan with the Securities and Exchange Commission on March 17, 2010, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on April 8, 2011 (together, with this Amendment No. 2, this “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Keyon Communications Holdings, Inc., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 2) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed on behalf of California Capital Equity, LLC, a Delaware limited liability company (“Cal Equity”), and Dr. Patrick Soon-Shiong. Dr. Soon-Shiong is a citizen of the United States.  Cal Equity is organized under the laws of the State of Delaware.  Cal Equity and Dr. Soon-Shiong are referred to herein as the “Reporting Persons.”

(b) The principal business address for each Reporting Person is 10182 Culver Blvd., Culver City, CA 90232.

(c) Dr. Soon-Shiong is an investor. Cal Equity is an investment vehicle for Dr. Soon-Shiong.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, on June 14, 2011, Cal Equity acquired from the Company a $2,600,000 secured promissory note convertible into shares of the Company’s Series A Preferred Stock (the “Convertible Note Due 2012”). The purchase price was paid by Cal Equity from internal sources.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended to add the following information:

On June 14, 2011, Cal Equity entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with the Company whereby Cal Equity purchased the Convertible Note Due 2012. The Convertible Note Due 2012 is convertible into shares of the Company’s Series A Preferred Stock (which is convertible into Common Stock as described below) as follows:

Conversion at the option of Cal Equity. The Convertible Note Due 2012 is convertible at the option of Cal Equity at any time prior to the maturity date of the Convertible Note Due 2012 (the “Maturity Date”). During this period, Cal Equity may convert all or a portion of the indebtedness of the Company then outstanding under the Convertible Note Due 2012 into that number of shares of Series A Preferred Stock which is equal to the quotient obtained by dividing (a) the sum of (i) the then outstanding principal amount of the Convertible Note Due 2012 elected by Cal Equity to be so converted and (ii) any accrued but unpaid interest thereon elected by Cal Equity to be so converted by (b) $0.75 (subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction). Any accrued but unpaid interest not converted into shares of Series A Preferred Stock by Cal Equity shall be paid in cash on the date of the conversion.

CUSIP No. 49331220	13D/A	Page 5 of 8 Pages

Conversion or Repayment Upon Maturity. In the event that any indebtedness under the Convertible Note Due 2012 remains outstanding on the Maturity Date, then the principal amount then outstanding and any accrued but unpaid interest thereon shall, at the option of Cal Equity, either (a) become immediately due and payable on such date, or (b) convert on such date into that number of shares of Series A Preferred Stock that is equal to the quotient obtained by dividing (i) the sum of (A) the then outstanding principal amount of the Convertible Note Due 2012 elected by Cal Equity to be so converted and (B) any accrued but unpaid interest thereon elected by Cal Equity to be so converted by (ii) $0.75 (subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction). Any principal and any accrued but unpaid interest not converted into shares of Series A Preferred Stock as provided in the preceding sentence shall be paid in cash on the Maturity Date.

Pursuant to a Letter Agreement from the Company, dated June 14, 2011 (the “Anti-dilution Waiver”), Cal Equity also agreed to waive anti-dilution adjustments with respect to the Series A Preferred Stock (and rights to acquire Series A Preferred Stock) currently held by Cal Equity, to the extent such anti-dilution adjustments are a result of the issuance of the Convertible Note Due 2012.

In connection with the transactions contemplated by the Note Purchase Agreement, the Company and Cal Equity also entered into a Security Agreement, dated June 14, 2011 (the “Security Agreement”).

The Note Purchase Agreement, the Convertible Note Due 2012, the Security Agreement and the Anti-dilution Waiver are attached hereto as Exhibits 4, 5, 6 and 7, respectively, and are each incorporated herein by reference in response to this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated as follows:

The following disclosures are based on 23,768,211 shares of the Common Stock outstanding as of May 16, 2011, as reported in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on May 16, 2011.

(a) - (b)  Cal Equity and Dr. Soon-Shiong, as the sole member of Cal Equity, may be deemed to share beneficial ownership of 30,081,734 shares of Common Stock by virtue of Cal Equity’s direct ownership of 16,315,068 shares of Series A Preferred Stock, warrants to purchase 10,300,000 shares of Series A Preferred Stock and the Convertible Note Due 2012, which was initially convertible into 3,466,666 shares of Series A Preferred Stock.  Such ownership represents 79.2% of the voting power and 55.9% of the economic interest of the Company.  The foregoing is based on each share of Series A Preferred Stock being convertible into one share of Common Stock and each share of Series A Preferred Stock having the right to three votes for each share of Common Stock into which such shares of Series A Preferred Stock could then be converted.

(c) See Item 4.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended to add the following information:

See response to Item 4.

CUSIP No. 49331220	13D/A	Page 6 of 8 Pages

Item 7.	Materials to be filed as Exhibits

Item 7 of this Schedule 13D is hereby amended to add the following information:

4.	Note Purchase Agreement between Cal Equity and the Company, dated June 14, 2011 (filed herewith)
5.	Secured Convertible Promissory Note issued by the Company on June 14, 2011 (filed herewith)
6.	Security Agreement between Cal Equity and the Company, dated June 14, 2011 (filed herewith)
7.	Letter Agreement from the Company to Cal Equity, dated June 14, 2011 (filed herewith)

CUSIP No. 49331220	13D/A	Page 7 of 8 Pages

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 22, 2011

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Patrick Soon-Shiong
Its:	Sole Member

/s/ Patrick Soon-Shiong
PATRICK SOON-SHIONG

CUSIP No. 49331220	13D/A	Page 8 of 8 Pages

Exhibits Index

1.
Joint Filing Agreement, dated March 16, 2010, by and among Cal Cap, Themba LLC and Mr. Hassan (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Cal Cap, Themba LLC and Mr. Hassan with the Securities and Exchange Commission on March 17, 2010)

2.
Conversion Agreement between Cal Cap and the Company, dated December 3, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 9, 2010)

3.
Joint Filing Agreement, dated April 8, 2011, by and among Cal Cap, Themba LLC, Mr. Hassan, Cal Equity and Dr. Soon-Shiong (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D filed by Cal Cap, Themba LLC, Mr. Hassan Cal Equity and Dr. Soon-Shiong with the Securities and Exchange Commission on April 8, 2011)

4.	Note Purchase Agreement between Cal Equity and the Company, dated June 14, 2011 (filed herewith)
5.	Secured Convertible Promissory Note issued by the Company on June 14, 2011 (filed herewith)
6.	Security Agreement between Cal Equity and the Company, dated June 14, 2011 (filed herewith)
7.	Letter Agreement from the Company to Cal Equity, dated June 14, 2011 (filed herewith)